UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 7)

                      American Medical Security Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   027 44P 101
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                                 (CUSIP Number)

                               Stephen E. Bablitch
                      Chairman and Chief Executive Officer
                               Cobalt Corporation
                            401 West Michigan Street
                           Milwaukee, Wisconsin 53203

 (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                               and Communications)

                                November 22, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

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


                                  SCHEDULE 13D

CUSIP No. 027 44P 101

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Wisconsin United for Health Foundation, Inc.
              Cobalt Corporation
              Blue Cross & Blue Shield United of Wisconsin

---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A
           MEMBER OF A GROUP (SEE INSTRUCTIONS)                        (a) |X|
                                                                       (b) |_|

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3          SEC USE ONLY



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4          SOURCE OF FUNDS (SEE INSTRUCTIONS)

              Not applicable
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5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                  |_|


---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

              Wisconsin United for Health Foundation, Inc. - Wisconsin Cobalt Corporation - Wisconsin
              Blue Cross & Blue Shield United of Wisconsin - Wisconsin

------------------ --- ---------------------------------------------------------
                   7   SOLE VOTING POWER
    NUMBER OF
                       Wisconsin United for Health Foundation, Inc. - 0
      SHARES           Cobalt Corporation - 0
                       Blue Cross & Blue Shield United of Wisconsin - 1,531,175
                   --- ---------------------------------------------------------
   BENEFICIALLY    8   SHARED VOTING POWER

     OWNED BY          Wisconsin United for Health Foundation, Inc. - 0
                       Cobalt Corporation - 0
                       Blue Cross & Blue Shield United of Wisconsin - 0
                   --- ---------------------------------------------------------
                   9   SOLE DISPOSITIVE POWER
       EACH
                       Wisconsin United for Health Foundation, Inc. - 0
    REPORTING          Cobalt Corporation - 0
                       Blue Cross & Blue Shield United of Wisconsin - 1,531,175
                   --- ---------------------------------------------------------
      PERSON       10  SHARED DISPOSITIVE POWER

       WITH            Wisconsin United for Health Foundation, Inc. - 0
                       Cobalt Corporation - 0
                       Blue Cross & Blue Shield United of Wisconsin - 0
---------- ---------------------------------------------------------------------

---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON

              Wisconsin United for Health Foundation, Inc. - 1,531,175 Cobalt Corporation - 1,531,175
              Blue Cross & Blue Shield United of Wisconsin - 1,531,175


---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES (SEE INSTRUCTIONS)                               |_|


---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              11.9%
---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)


              Wisconsin United for Health Foundation, Inc. - CO
              Cobalt Corporation - CO
              Blue Cross & Blue Shield United of Wisconsin - CO

---------- ---------------------------------------------------------------------

ITEM 1.   Security and Issuer.
          --------------------

       This statement on Schedule 13D (this "Schedule 13D") relates to the shares of common stock, no par value per share ("Common Stock"), of American Medical Security Group, Inc., a Wisconsin corporation (the "Issuer"). The principal executive offices of the Issuer are located at 3100 AMS Boulevard, Green Bay, WI 54313.

ITEM 2.   Identity and Background.
          ------------------------

       (a)-(c) This statement is being filed by

              (i) Wisconsin United for Health Foundation, Inc. (the "Foundation") 10 E. Doty Street, Madison, WI 53703

                     The Foundation is a Wisconsin social welfare organization and a Wisconsin non-stock corporation.

              (ii) Cobalt Corporation ("Cobalt") 401 West Michigan Street, Milwaukee, WI 53203

                     Cobalt is a publicly traded managed care company and a Wisconsin corporation.

              (iii) Blue Cross & Blue Shield United of Wisconsin ("BCBSUW") 401 West Michigan Street, Milwaukee, WI 53203

                     BCBSUW is an insurance company and a Wisconsin corporation.

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

       (d) During the past five years, none of the reporting persons has been convicted in a criminal proceeding.

       (e) During the past five years, none of the reporting persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   Source and Amount of Funds or Other Consideration.
          --------------------------------------------------

       The Foundation and Cobalt became beneficial owners of the Common Stock in connection with the conversion of BCBSUW from a Wisconsin service insurance corporation to a Wisconsin stock insurance corporation. BCBSUW currently owns 1,531,175 shares of Common Stock, or approximately 11.9% of the issued and outstanding shares of Common Stock. In connection with the conversion, Cobalt became the owner of 100% of the issued and outstanding common stock of BCBSUW and the Foundation became the owner of 77.5% of the issued and outstanding common stock of Cobalt. Consequently, both the Foundation and Cobalt are deemed to be beneficial owners of the 1,531,175 shares of Common Stock now owned by BCBSUW.

ITEM 4.   Purpose of Transaction.
          -----------------------

       The information set forth in Item 5(c) hereof is incorporated by reference in response to this Item 4.

       On November 22, 2002, Cobalt filed with the Office of the Commissioner of Insurance, State of Wisconsin, a Notice of Disclaimer of Affiliation setting forth the reasons why Cobalt and its affiliates should not, at any time after March 19, 2002, be deemed as "controlling" (or controlled by, or under common control with) the Issuer. A copy of this Notice is filed as an exhibit hereto under Item 7. As a result of this determination, Cobalt will not use Rule 144 under the Securities Act of 1933, as amended, for purposes of effecting such dispositions of securities of the Issuer as may occur in the future. Such transactions will be reported after the fact, as necessary, on Forms 4 and/or appropriate amendments to this Schedule 13D.

       Depending on market conditions and other factors that Cobalt and/or BCBSUW may deem material to its investment decision, Cobalt and/or BCBSUW may sell additional shares of Common Stock in the open market or in private transactions or may otherwise dispose of all or a portion of the shares of Common Stock now owned by them.

       Except as otherwise set forth herein, none of the reporting persons has any plans that would result in the occurrence of any of the events set forth in
Item 4 of Schedule 13D.

       The Foundation received no proceeds from the sale of shares of Common Stock by BCBSUW described herein. The Foundation is not responsible for the completeness or accuracy of the information contained herein regarding Cobalt or BCBSUW, and has no reason to believe that such information is inaccurate.

ITEM 5.   Interests in Securities of the Company.

       (a) Each member of the Group is deemed to be the beneficial owner of the 1,531,175 shares of Common Stock owned by BCBSUW which represents 11.9% of the issued and outstanding Common Stock.

       (b)    (i)    Number of shares as to which the Foundation has:

                     sole voting power - 0
                     shared voting power - 0
                     sole dispositive power - 0
                     shared dispositive power - 0

              (ii)   Number of shares as to which Cobalt has:

                     sole voting power - 0
                     shared voting power - 0
                     sole dispositive power - 0
                     shared dispositive power - 0

              (iii)  Number of shares as to which BCBSUW has:

                     sole voting power - 1,531,175
                     shared voting power - 0
                     sole dispositive power - 1,531,175
                     shared dispositive power - 0

       (c) The following is a list of all transactions in the Common Stock by BCBSUW during the 60 days preceding the date of Amendment No. 7 to this Schedule 13D.

  Date of Transaction   Number of Shares   Price Per Share   Type of Transaction
  -------------------   ----------------   ---------------   -------------------
        10/10/02             2,400             $14.01               Sale
        10/10/02               100             $14.03               Sale
        10/10/02             1,900             $14.05               Sale
        10/10/02             3,100             $14.09               Sale
        10/10/02               600             $14.10               Sale
        10/10/02               100             $14.15               Sale
        10/10/02             2,500             $14.19               Sale
        10/10/02             1,000             $14.20               Sale
        10/10/02               100             $14.24               Sale
        10/10/02             2,600             $14.25               Sale

  Date of Transaction   Number of Shares   Price Per Share   Type of Transaction
  -------------------   ----------------   ---------------   -------------------
        10/10/02               100             $14.35               Sale
        10/11/02             8,400             $14.00               Sale
        10/11/02               700             $14.02               Sale
        10/11/02             8,800             $14.03               Sale
        10/11/02             7,100             $14.05               Sale
        10/11/02               100             $14.16               Sale
        10/11/02               400             $14.24               Sale
        10/14/02             4,550             $14.00               Sale
        10/14/02             2,000             $14.01               Sale
        10/14/02             3,800             $14.03               Sale
        10/14/02             1,500             $14.05               Sale
        10/14/02             2,100             $14.10               Sale
        10/15/02            10,000             $14.00               Sale
        10/15/02             3,200             $14.10               Sale
        10/16/02             1,100             $14.00               Sale
        10/17/02             1,800             $14.00               Sale
        10/17/02             2,500             $14.01               Sale
        10/17/02             2,100             $14.03               Sale
        10/18/02             7,900             $14.00               Sale
        10/18/02               100             $14.01               Sale
        10/18/02               200             $14.02               Sale
        10/18/02               200             $14.10               Sale
        10/24/02             9,900             $14.00               Sale
        10/24/02             6,000             $14.01               Sale
        10/24/02             5,100             $14.05               Sale
        10/25/02             4,500             $14.00               Sale
        10/25/02               500             $14.34               Sale
        10/25/02               100             $14.55               Sale
        10/25/02             2,200             $14.60               Sale

          Following these sales, BCBSUW beneficially owned approximately 11.9% of the issued and outstanding Common Stock.

          Except as reported in this Item 5(c), no member of the Group has made any transaction in the Common Stock during the past sixty days.

     (d)  Not applicable.

     (e)  Not applicable.

ITEM 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
          to Securities of the Company.
          -----------------------------

       General. On March 22, 2002, BCBSUW sold 1,400,000 shares of Common Stock to the Issuer pursuant to the terms of a Stock Purchase Agreement, dated as of March 19, 2002, by and among Cobalt, BCBSUW and the Issuer (the "Purchase Agreement").

       Board Representation. Pursuant to the Purchase Agreement, the Issuer appointed Thomas R. Hefty and Kenneth L. Evason to become directors of the Issuer, effective on March 22, 2002. Mr. Hefty was appointed to the class of directors whose terms expire at the Issuer's second annual meeting of shareholders following the Closing Date, and Mr. Evason was appointed to the class of directors whose terms expire at the Issuer's third annual meeting of shareholders following the Closing Date. Mr. Hefty resigned effective upon closing of the June 4, 2002 public offering by BCBSUW of 3,001,500 shares of Common Stock, and Mr. Evason (or his successor) will resign effective immediately upon the date that BCBSUW owns less than 10% of the then issued and outstanding shares of Common Stock. Mr. Evason is in no way affiliated with Cobalt, BCBSUW or the Foundation.

       The Purchase Agreement also provides that Cobalt and BCBSUW will be entitled to designate (i) two nominees to the Issuer's Board of Directors (the "Board") for so long as BCBSUW beneficially owns 20% or more of the then outstanding shares of Common Stock and (ii) one nominee to the Board for so long as BCBSUW beneficially owns 10% or more, but less than 20%, of the then issued and outstanding shares of Common Stock. In each case, such nominee(s) must be reasonably acceptable to the Issuer, and the Issuer will use its best efforts to take all action necessary so that such BCBSUW nominees will be nominated for election or re-election to the Board, as the case may be. If BCBSUW at any time beneficially owns less than 10% of the then issued and outstanding shares of Common Stock, then BCBSUW will not be entitled to designate any directors to the Board, and BCBSUW will cause each BCBSUW-nominated director to immediately resign from the Board.

       Certain Agreements. In addition to the Board representation rights described above, and subject to the right of BCBSUW and Cobalt to earlier terminate such covenants as described below under "Right to Terminate Certain Covenants," the Purchase Agreement provides that, for so long as BCBSUW shall have at least one BCBSUW-nominated director on the Board, Cobalt and BCBSUW will not, and will cause their respective directors, officers, affiliates and, on their behalf, representatives, agents and advisors not to, directly or indirectly:

o purchase, offer to purchase or otherwise acquire or offer or agree to acquire any shares of Common Stock or other securities of the Issuer which are entitled to vote generally for the election of directors, or any securities which are convertible or exchangeable into or exercisable for any securities of the Issuer which are entitled to vote generally for the election of directors (the Common Stock, together with such other securities, are referred to herein as "Voting Securities");

o (i) (a) make, or in any way participate, directly or indirectly, in any solicitation of proxies or consents, (b) seek to advise, encourage or influence any person with respect to the voting of any Voting Securities, or (c) initiate, propose or otherwise solicit shareholders of the Issuer, in each case for (1) the election of persons to the Board or (2) the approval of shareholder proposals; or (ii) induce or attempt to induce any other person to initiate any such solicitation or otherwise communicate with the Issuer's shareholders pursuant to Rule 14a-2(a) or
       (b) under the Securities Exchange Act of 1934, as amended;

o without the prior consent of the Issuer, seek, propose, or make any statement that is critical of management of the Issuer or reasonably likely to be publicly disclosed with respect to, certain extraordinary corporate transactions involving the Issuer;

o call or seek to have called any meeting of the shareholders of the Issuer;

o otherwise act to control or seek to control or influence or seek to influence the management, Board or policies of the Issuer (other than with respect to their Board representation rights under the Purchase Agreement), or make any statement that is critical of any of the persons nominated by the Board for election as directors of the Issuer;

o seek representation on the Board, or seek the removal of any member of the Board or a change in the composition or size of the Board (other than with respect to their Board representation rights under the Purchase Agreement);

o make any publicly disclosed proposal, comment, statement or communication, or make any proposal, comment, statement or communication in a manner that would require any public disclosure by the Issuer, BCBSUW, Cobalt or any other person, or enter into any discussion with any person, regarding any of the foregoing; or

o have any discussions or communications, or enter into any arrangements, understandings or agreements (whether written or oral) with, or advise, finance, assist, encourage or act in concert with, any other person in connection with any of the foregoing or make any investment in any person for the purpose of engaging in any of the foregoing, or take any action inconsistent with the foregoing.

       Voting. BCBSUW and Cobalt also agreed that, until the date on which BCBSUW beneficially owns less than 10% of the then issued and outstanding shares of Common Stock and each BCBSUW-nominated director shall have resigned from the Board, all of the additional shares of Common Stock beneficially owned by BCBSUW ("Additional Shares") will be present, in person or by proxy, at all meetings of shareholders of the Issuer at which directors will be elected in order to participate in a quorum at such meetings, and will be voted on the election of directors at any such meeting in favor of each of the nominees recommended by the Board. Notwithstanding the foregoing, (i) BCBSUW may vote Additional Shares as it determines, in its sole discretion, on any matter other than the election of directors, and (ii) BCBSUW may vote Additional Shares as it determines, in its sole discretion, on the election of directors in the event that the Issuer shall then be in material breach of its obligations under Section 6.01 of the Purchase Agreement.

       Right to Terminate Certain Covenants. Notwithstanding anything to the contrary contained in the Purchase Agreement, BCBSUW has the right, effective at any time after December 31, 2002, upon thirty (30) days' prior written notice to the Issuer, to terminate the covenants and agreements set forth in Sections 4.01 and 4.02 of the Purchase Agreement and described above under "Certain Agreements" (other than certain covenants and agreements with respect to the election of directors, which may not be terminated in any case until after December 31, 2003). However, if the Issuer is at any time in material breach of the Purchase Agreement, BCBSUW has the right at any time after the date of the Purchase Agreement, upon thirty (30) days' prior written notice to the Issuer, to terminate the covenants and agreements set forth in Sections 4.01 and 4.02 of the Purchase Agreement and described above under "Certain Agreements" (other than those covenants which may not be terminated in any case until after December 31, 2003). Additionally, in the event of any termination of such covenants under the provisions described in this paragraph, each BCBSUW-nominated director then serving as a director on the Board will resign from the Board, effective immediately on the date on which such notice of termination is given, and BCBSUW's rights to continued Board representation under the Purchase Agreement will terminate.

       The Foundation is not a party to and did not participate in the negotiation of the Purchase Agreement. The Foundation is not responsible for the completeness or accuracy of the information contained herein regarding Cobalt or BCBSUW, and has no reason to believe that such information is inaccurate.

ITEM 7.   Material to be Filed as Exhibits.
          --------------------------------

Exhibit 1 -

       Notice of Disclaimer of Affiliation, filed with the Office of the Commissioner of Insurance, State of Wisconsin, on November 22, 2002.

                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                               WISCONSIN UNITED FOR HEALTH
                                               FOUNDATION, INC.



                                               By: /s/ Ben Brancel
                                                   -----------------------------
                                                   Ben Brancel
                                                   President

                                               COBALT CORPORATION



                                               By: /s/ Gail L. Hanson
                                                   -----------------------------
                                                   Gail L. Hanson
                                                   Chief Financial Officer

                                               BLUE CROSS & BLUE SHIELD UNITED
                                               OF WISCONSIN



                                               By: /s/ Gail L. Hanson
                                                   -----------------------------
                                                   Gail L. Hanson
                                                   Chief Financial Officer


Dated:  December 16, 2002

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